Exhibit 99.1

IDEX Biometrics Appoints James Simms as

Chief Financial Officer

Oslo, Norway – 21 April 2021 - IDEX Biometrics ASA, a leading provider of advanced fingerprint identification and authentication solutions, has appointed James A. Simms as Chief Financial Officer with effect from 26 April 2021.

Mr. Simms is an accomplished executive, with extensive experience with publicly-listed companies across high technology. Since 2008, he has served as Chief Financial Officer and a member of the Board of Directors of Vicor Corporation (Nasdaq: VICR), for which he played a key role in repositioning the company strategically and organizationally, leading to an order of magnitude expansion of market capitalization. Prior to joining Vicor Corporation, Mr. Simms was an investment banker for two decades, most recently with Needham & Company, Inc.

Mr. Simms holds an MBA from the University of Pennsylvania (Wharton School) and a BA from the University of Virginia. He will be based at IDEX’s Wilmington office, outside of Boston, Massachusetts, USA.

Vince Graziani, Chief Executive Officer of IDEX Biometrics, comments: “I am very excited to welcome Jamie to our global management team. His expertise in accounting, regulatory matters, and investor relations, together with his prior experience in investment banking, will be extremely valuable to the company as we continue to accelerate commercialization and revenue growth.”

For further information contact:

Marianne Bøe, Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 918 00186

Brett L Perry, U.S. Investor Relations

E-mail: bperry@sheltongroup.com

Tel: + 1 214 272 0070

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal touch-free authentication for all. We help people make payments, prove their identity, gain access to information, unlock devices, or gain admittance to buildings with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com and follow on Twitter @IDEXBiometrics

Trademark Statement

The wordmark ‘IDEX’ and the IDEX logo are registered trademarks of IDEX ASA. All other brands or product names are the property of their respective holders.